EXHIBIT 2
                                    ---------


--------------------------------------------------------------------------------
                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
--------------------------------------------------------------------------------












                         CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

                            AS OF SEPTEMBER 30, 2003
                            ------------------------
                                   (Unaudited)
                         (In thousands of U.S. dollars)

--------------------------------------------------------------------------------
                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
--------------------------------------------------------------------------------










C O N T E N T S


                                                                        P a g e
                                                                        -------


CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS  (Unaudited)

    Consolidated Balance Sheets                                          2 - 3

   Consolidated Statements of Operations                                   4

   Consolidated Statements of Changes in Shareholders' Equity            5 - 6

   Consolidated Statements of Cash Flows                                  7 - 8

   Notes to the Consolidated Financial Statements                        9 - 13







                                   # # # # # #

                               ELBIT SYSTEMS LTD.
                              AND ITS SUBSIDIARIES


CONSOLIDATED BALANCE SHEETS

                         (In thousands of U.S. dollars)



                                                                            September 30,        December 31,
                                                                                 2003                 2002
                                                                          ----------------    -----------------
                                                                             (Unaudited)            (Audited)

CURRENT ASSETS
  Cash and cash equivalents                                                   $45,947               $76,280
  Short-term bank deposits                                                      1,509                 1,650
  Trade receivables, net of allowance for doubtful
    accounts of $3,622 and $3,411 as of September 30,
    2003 and December 31, 2002, respectively.                                 211,818               227,724
  Other receivables and prepaid expenses                                       40,892                34,376
  Inventories, net of advances                                                280,542               220,399
                                                                          ----------------    -----------------
  Total current assets                                                        580,708               560,429
                                                                          ----------------    -----------------

INVESTMENTS AND LONG-TERM RECEIVABLES
 Investments in affiliated companies and partnership                           24,265                21,947
 Investments in other companies                                                11,092                11,104
  Long-term receivables                                                           315                20,859
  Long-term bank deposits and loan                                              1,972                 3,686
 Severance pay fund                                                             7,626                 6,641
                                                                          ----------------    -----------------
                                                                               45,270                64,237
                                                                          ----------------    -----------------

PROPERTY, PLANT AND EQUIPMENT, NET                                            219,882               202,961
                                                                          ----------------    -----------------



OTHER ASSETS, NET
  Goodwill, net                                                                32,559                32,162
  Know-how and other intangible assets, net                                    69,525                73,607
                                                                          ----------------    -----------------
                                                                              102,084               105,769
                                                                          ----------------    -----------------

                                                                             $947,944              $933,396
                                                                          ================    =================

               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                               ELBIT SYSTEMS LTD.
                              AND ITS SUBSIDIARIES



CONSOLIDATED BALANCE SHEETS

                (In thousands of U.S. dollars except share data)



                                                                            September 30,        December 31,
                                                                                 2003                 2002
                                                                          ----------------    -----------------
                                                                             (Unaudited)            (Audited)

CURRENT LIABILITIES
  Short-term bank credit and loans                                              $41,049            $30,915
  Trade payables                                                                103,244             82,521
  Other payables and accrued expenses                                           156,262            140,981
  Customer advances in excess of costs incurred                                  94,751            108,418
                                                                          ----------------    -----------------
  Total current liabilities                                                     395,306            362,835
                                                                          ----------------    -----------------

LONG-TERM LIABILITIES
  Long-term loans                                                                66,792             73,173
  Advances from customers                                                         1,766             40,411
  Deferred income taxes                                                          14,536             16,413
  Accrued severance pay                                                          23,113             24,486
                                                                          ----------------    -----------------
                                                                                106,207            154,483
                                                                          ----------------    -----------------

MINORITY INTEREST                                                                 4,296              4,717
                                                                          ----------------    -----------------

SHAREHOLDERS' EQUITY
  Share capital

    Ordinary shares of NIS 1 par value; Authorized - 80,000,000 shares; Issued- 39,609,547 shares and 39,212,328 shares as of September 30, 2003 and December 31, 2002, respectively;
      Outstanding - 39,200,726 shares and 38,803,507 shares as
      of September 30, 2003 and December 31, 2002, respectively                  11,242             11,154
  Accumulated other comprehensive loss                                           (2,025)            (2,882)
  Additional paid-in capital                                                    255,706            248,387
  Retained earnings                                                             181,533            159,023
  Treasury stock- 408,821 shares                                                 (4,321)            (4,321)
                                                                          ----------------    -----------------
                                                                                442,135            411,361
                                                                          ----------------    -----------------

                                                                               $947,944           $933,396
                                                                          ================    =================

                  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                    OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                    ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES



CONSOLIDATED STATEMENTS OF OPERATIONS

              (In thousands of U.S. dollars, except per share data)


                                                       NINE MONTHS ENDED              THREE MONTHS ENDED            YEAR ENDED
                                                          SEPTEMBER 30,                  SEPTEMBER 30,              DECEMBER 31,
                                                      2003             2002           2003           2002              2002
                                                    -----------   -----------       -----------   -----------       ------------
                                                           (UNAUDITED)                       (UNAUDITED)              (AUDITED)
                                                    -------------------------       --------------------------      ------------

Revenues                                            $ 635,223       $ 589,143       $ 214,275       $ 210,155       $ 827,456
Cost of revenues                                     (464,882)       (424,415)       (158,078)       (150,738)       (595,512)
Chief Scientist  ("OCS")                                    -          (9,801)              -               -          (9,801)
                                                    -----------   -----------       -----------   -----------       ------------
           Gross profit                               170,341         154,927          56,197          59,417         222,143
                                                    -----------   -----------       -----------   -----------       ------------

Research and development costs, net                    43,006          39,710          14,518          14,785          57,010
Marketing and selling expenses                         50,696          47,289          15,573          17,346          65,691
General and administrative expenses                    33,924          30,741          11,035          10,760          41,651
                                                    -----------   -----------       -----------   -----------       ------------

                                                      127,626         117,740          41,126          42,891         164,352
                                                    -----------   -----------       -----------   -----------       ------------

         Operating income                              42,715          37,187          15,071          16,526          57,791

Financial expenses, net                                (3,467)           (690)           (161)           (595)         (3,035)
Other income (expenses), net                              332            (524)            241            (115)           (462)
                                                    -----------   -----------       -----------   -----------       ------------
       Income before taxes on income                   39,580          35,973          15,151          15,816          54,294
Taxes on income                                        10,502           6,810           3,900           1,565           9,348
                                                    -----------   -----------       -----------   -----------       ------------
                                                       29,078          29,163          11,251          14,251          44,946
Equity in net earnings of affiliated companies
   and partnership                                      3,938           2,554             989           1,114             675
Minority interest                                         456             269            (234)            139            (508)
                                                    -----------   -----------       -----------   -----------       ------------
         Net income                                 $  33,472       $  31,986       $  12,006       $  15,504       $  45,113
                                                    ===========   ===========       ===========   ===========       ============
  Earnings per share

   Basic earnings per share                         $    0.86       $    0.83       $    0.31       $    0.40       $    1.17
                                                    ===========   ===========       ===========   ===========       ============

 Weighted average number of shares used in
    computation (in thousands)                         38,994          38,459          39,168          38,515          38,489
                                                    ===========   ===========       ===========   ===========       ============

 Diluted earnings per share                         $    0.83       $    0.80       $    0.30       $    0.39       $    1.13
                                                    ===========   ===========       ===========   ===========       ============

 Weighted average number of shares used
    in computation (in thousands)                      40,198          39,896          40,406          39,772          39,863
                                                    ===========   ===========       ===========   ===========       ============


               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                               ELBIT SYSTEMS LTD.
                              AND ITS SUBSIDIARIES



CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                         (In thousands of U.S. dollars)



                                                                                Accumulated
                                                                    Additional     other                                   Total
                                             Number of   Share       paid-in  comprehensive  Retained   Treasury       comprehensive
                                             Shares      capital      capital      loss      earnings   stock     Total    income
                                             ------      -------      -------      ----      --------   -----     -----    ------

UNAUDITED
Balance as of January  1, 2003               38,803,507   $11,154    $248,387  $(2,882)     $159,023   $(4,321)  $411,361
Exercise of options                             397,219        88       3,808        -             -         -      3,896
Tax benefit in respect of options exercised         477         -           -        -           477
Amortization of deferred stock compensation           -         -       3,034        -             -         -      3,034
Dividend paid                                         -         -           -        -       (10,962)        -    (10,962)
Net income                                            -         -           -        -        33,472         -     33,472    $33,472
Unrealized gains on derivative instruments            -         -           -      857             -         -        857        857
                                             ----------   -------    --------  -------      --------   -------   --------    -------
BALANCE AS OF SEPTEMBER 30, 2003             39,200,726   $11,242    $255,706  $(2,025)     $181,533   $(4,321)  $442,135    $34,329
                                             ==========   =======    ========  =======      ========   =======   ========    =======


Balance as of January 1, 2002                38,330,272   $11,054    $244,625        -      $126,627   $(4,321)  $377,985
Exercise of options                             205,093        45       1,866        -             -         -      1,911
Tax benefit in respect of options exercised           -         -         390        -             -         -        390
Amortization of deferred stock compensation           -         -      (1,216)       -             -         -     (1,216)
Dividend paid                                         -         -           -        -        (9,249)        -     (9,249)
Net income                                            -         -           -        -        31,986         -     31,986    $31,986
                                             ----------   -------    --------  -------      --------   -------   --------    -------
BALANCE AS OF SEPTEMBER 30, 2002             38,535,365   $11,099    $245,665        -      $149,364   $(4,321)  $401,807    $31,986
                                             ==========   =======    ========  =======      ========   =======   ========    =======









               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                               ELBIT SYSTEMS LTD.
                              AND ITS SUBSIDIARIES



CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONT.)

                         (In thousands of U.S. dollars)


                                                                               Accumulated
                                                                   Additional     other                                   Total
                                             Number of   Share      paid-in  comprehensive  Retained   Treasury       comprehensive
                                             Shares      capital     capital      loss      earnings   stock     Total    income
                                             ------      -------     -------      ----      --------   -----     -----    ------

UNAUDITED BALANCE AS OF JULY 1, 2003         39,152,148   $11,231   $258,580    $(738)    $173,438    $(4,321)  $438,190
Exercise of options                              48,578        11        470        -            -          -        481
Tax benefit in respect of options exercised           -         -         43        -            -          -         43
Amortization of deferred stock compensation           -         -     (3,387)       -            -          -     (3,387)
Dividend paid                                         -         -          -        -       (3,911)         -     (3,911)
Net income                                            -         -          -        -       12,006          -     12,006     12,006
Unrealized losses on derivative instruments           -         -          -   (1,287)           -          -     (1,287)    (1,287)
                                             ----------   -------   --------  -------     --------    -------   --------    -------
BALANCE AS OF SEPTEMBER 30, 2003             39,200,726   $11,242   $255,706  $(2,025)    $181,533    $(4,321)  $442,135    $10,719
                                             ==========   =======   ========  =======     ========    =======   ========    =======

BALANCE AS OF JULY 1, 2002                   38,905,182   $11,090   $245,902        -     $136,940    $(4,321)  $389,611
Exercise of options                              39,004         9        312        -            -          -        321
Tax benefit in respect of options exercised           -         -         54        -            -          -         54
Amortization of deferred stock compensation           -         -       (603)       -            -          -       (603)
Dividend paid                                         -         -          -        -       (3,080)         -     (3,080)
Net income                                            -         -          -        -       15,504          -     15,504    $15,504
                                             ----------   -------   --------  -------     --------    -------   --------    -------
BALANCE AS OF SEPTEMBER 30, 2002             38,944,186   $11,099   $245,665        -     $149,364    $(4,321)  $401,807    $15,504
                                             ==========   =======   ========  =======     ========    =======   ========    =======

AUDITED BALANCE AS OF JANUARY  1, 2002       38,330,272   $11,054   $244,625        -     $126,627    $(4,321)  $377,985
 Exercise of options                            473,235       100      4,040        -            -          -      4,140
 Tax benefit in respect of options exercised          -         -        648        -            -          -        648
 Amortization of deferred stock compensation          -         -       (926)       -            -          -       (926)
 Dividend paid                                        -         -          -        -      (12,717)         -    (12,717)
 Net income                                           -         -          -        -       45,113          -     45,113    $45,113
 Minimum pension liability                            -         -          -   (2,882)           -          -     (2,882)    (2,882)
                                             ----------   -------   --------  -------     --------    -------   --------    -------
BALANCE AS OF DECEMBER 31, 2002              38,803,507   $11,154   $248,387  $(2,882)    $159,023    $(4,321)  $411,361    $42,231
                                             ==========   =======   ========  =======     ========    =======   ========    =======



               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                               ELBIT SYSTEMS LTD.
                              AND ITS SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (In thousands of U.S. dollars)


                                                                                  NINE MONTHS ENDED        YEAR ENDED
                                                                                     SEPTEMBER 30,        DECEMBER 31,
                                                                                 2003          2002          2002
                                                                                     (UNAUDITED)           (AUDITED)
                                                                               ------------------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                   $  33,472     $  31,986     $  45,113
  Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                               27,966        25,598        32,937
         Amortization of deferred stock compensation                               3,034        (1,216)         (926)
      Deferred income taxes                                                         (199)          382        (5,620)
      Severance pay fund                                                            (985)          915          (113)
      Accrued severance pay                                                       (1,553)        1,007         6,373
      Loss (gain) on disposal of property, plant and equipment                      (870)          372           743
      Tax benefit in respect of options exercised                                    477           390           648
      Minority interests                                                            (456)         (269)          508
      Equity in net earnings of affiliated companies and partnership,
       net of dividend received (*)                                               (2,773)       (2,554)         (675)
      Other adjustments                                                              472          (369)          683

    Changes in operating assets and liabilities:

       Decrease in trade and other receivables and prepaid expenses               35,339        40,572        58,554
       Increase in inventories                                                   (52,909)      (54,826)      (55,106)
       Increase (decrease) in trade and other payables and accrued expenses       27,740       (30,867)      (19,321)
       Increase (decrease) in advances received from customers                   (55,607)       41,755        42,999
       Liabilities to Chief Scientist                                               (447)        9,935         9,197
                                                                               ------------  ----------   -------------
  Net cash provided by operating activities                                       12,701        62,811       115,994
                                                                               ------------  ----------   -------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property, plant and equipment and other assets                     (43,494)      (30,353)      (46,003)
  Investment grants received for property, plant and equipment                         -             -           119
  Acquisition of businesses and subsidiaries (Schedule A)                         (2,458)       (5,280)       (5,280)
  Investments in affiliated companies and subsidiaries                                 -        (1,784)       (1,681)
  Proceeds from sale of property, plant and equipment and investments              4,831           805           956
   Long-term loan granted                                                              -             -          (714)
   Long-term loan repaid                                                           2,400             -             -
   Short-term loan repaid (granted)                                                 (350)            -         1,371
  Long-term bank deposits made                                                    (1,064)         (555)       (1,228)
  Long-term bank deposits redeemed                                                 1,820           818         1,689
  Short-term bank deposits, net                                                      955           180          (204)
                                                                               ------------  ----------   -------------
         Net cash used in investing activities                                   (37,360)      (36,169)      (50,975)
                                                                               ------------  ----------   -------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from exercise of options                                                3,896         1,911         4,140
  Repayment of long-term bank loans                                              (23,212)       (1,634)       (3,249)
  Proceeds from long-term bank loans                                              10,000         2,241         2,233
  Dividends paid                                                                 (10,962)       (9,249)      (12,717)
   Change in short-term bank credit and loans, net                                14,604       (15,092)      (19,729)
                                                                               ------------  ----------   -------------
         Net cash used in financing activities                                    (5,674)      (21,823)      (29,322)
                                                                               ------------  ----------   -------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             (30,333)        4,819        35,697
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD                          76,280        40,583        40,583
                                                                               ------------  ----------   -------------
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                             $  45,947     $  45,402     $  76,280
                                                                               ============  ==========   =============
     (*)  Dividend received                                                    $   1,165       $     -       $     -
                                                                               ============  ==========   =============



               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                               ELBIT SYSTEMS LTD.
                              AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)

                         (In thousands of U.S. dollars)



                                                                          NINE MONTHS ENDED                YEAR ENDED
                                                                            SEPTEMBER 30,                  DECEMBER 31,
                                                                           2003            2002              2002
                                                                       ------------   ------------        -------------
                                                                             (UNAUDITED)                    (AUDITED)

SUPPLEMENTARY CASH FLOWS ACTIVITIES:

     Cash paid during the period for:

       Income taxes                                                     $11,144          $17,878               $21,730
                                                                       ============   ===========         ==============
       Interest                                                          $2,645           $2,778                $2,947
                                                                       ============   ===========         ==============


SCHEDULE A:
Acquisition of businesses and subsidiaries

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition:

     Working capital deficiency (except cash and cash equivalents)         $632        $      -                   $  -
     Property, plant and equipment                                         (249)           (275)                 (275)
     Know-how and other intangible assets                                (1,309)         (5,078)               (5,078)
     Deferred income taxes                                               (1,765)              -                      -
     Long-term liabilities                                                  198               -                      -
     Minority interest                                                       35               -                      -
                                                                       ------------   ------------          ------------

                                                                         (2,458)         (5,353)               (5,353)
                                                                       ------------   ------------          ------------
     Less- short- term debt incurred on acquisition                           -              73                     73
                                                                       ------------   ------------          ------------
                                                                        $(2,458)        $(5,280)              $(5,280)




               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                               ELBIT SYSTEMS LTD.
                              AND ITS SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED



NOTE 1  - GENERAL

         The accompanying financial statements have been prepared in a condensed format as of September 30, 2003, and for the nine months and three months then ended in accordance with generally accepted accounting principles in the United States (U.S. GAAP) relating to the preparation of financial statements for interim periods. See Note 6 for the reconciliation from US GAAP to accounting principles generally accepted in Israel (Israeli GAAP).

         THESE FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S ANNUAL FINANCIAL STATEMENTS AND ACCOMPANYING NOTES AS OF DECEMBER 31, 2002.

         The interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation. All such adjustments were of a normal recurring nature. Reclassifications have been made to comparative data in the balance sheet as of December 31, 2002, in order to conform with the current year's presentation.

         Operating results for the nine months ended September 30, 2003, are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

NOTE 2 - SIGNIFICANT ACCOUNTING  POLICIES

             A.   The   significant   accounting   policies   followed   in  the
                  preparation of these statements are identical to those applied in preparation of the latest annual financial statements.

                  The accompanying financial statements have been prepared in U.S. dollars since the functional currency of the primary economic environment in which the operations of the Group (which includes Elbit Systems Ltd. and its subsidiaries) are conducted is the U.S. dollar.

             B.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

                  In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 ("the interpretation"). In general, a variable interest entity (VIE) is an entity that has (1) insufficient amount of equity for the entity to carry on its principal operations, without additional subordinated financial support from other parties, (2) a group of equity investors that do not have the ability through voting or similar rights to make decisions about the entity's activities, or (3) a group of equity investors that do not have the obligation to absorb the entity's losses or have the right to receive the benefits of the entity. The

                               ELBIT SYSTEMS LTD.
                              AND ITS SUBSIDIARIES

                       NOTES TO THE CONSOLIDATED FINANCIAL
                         STATEMENTS - UNAUDITED (CONT.)


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

             B. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Cont.)

                  interpretation requires the consolidation of a VIE by the primary beneficiary. The primary beneficiary is the entity that absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.

                  Presently,   entities  are   generally   consolidated   by  an
                  enterprise that has a controlling financial interest through ownership of a majority voting interest in the entity.

                  Pursuant to FASB Staff Position Fin 46-6, the Company has decided to apply the provisions of this interpretation as of December 31, 2003, in respect of variable interests in VIEs created before February 1, 2003. The provisions of this interpretation apply immediately to variable interests in VIEs created after January 31, 2003. Since the Company has no such interests in VIEs created after January 31, 2003, the application of this interpretation had no impact on the Company's consolidated results of operations or consolidated balance sheet to date.

                  The Company has investments in and loans to various companies that are engaged primarily in the fields of high technology. Most of these companies are in their early stages of development and will require substantial third party investments until they can finance their activities without additional support from other parties. These companies are currently primarily funded with financing from venture capital funds, other holding companies and private investors. The investments in these companies are consolidated or accounted for by the equity or cost method by the Company.

                  The Company is currently evaluating the effects of this interpretation in respect of its investments. It is possible that some of its unconsolidated investees may be considered a VIE in accordance with the interpretation. Accordingly, if it is determined that the Company is the primary beneficiary of a VIE, the Company will be required to consolidate the financial statements of such a VIE with its own financial statements as of December 31, 2003.

                               ELBIT SYSTEMS LTD.
                              AND ITS SUBSIDIARIES

                       NOTES TO THE CONSOLIDATED FINANCIAL
                         STATEMENTS - UNAUDITED (CONT.)


NOTE 3 - INVENTORIES, NET OF ADVANCES


                                                                    DECEMBER 31,              SEPTEMBER 30,
                                                                       2003                        2002
                                                                    (UNAUDITED)                  (AUDITED)
                                                                  ----------------          -----------------
         Cost of long-term contracts in progress                     $268,535                    $210,418
         Raw materials                                                 80,890                      75,579
         Advances to suppliers and subcontractors                      19,337                      25,047
                                                                     --------                    --------
                                                                      368,762                     311,044
         Less-
         Cost of contracts in progress deducted
           from customer advances                                      15,354                      10,658
                                                                     --------                    --------
                                                                      353,408                     300,386
         Less -
         Advances received from customers                              59,650                      67,624
         Provision for losses                                          13,216                      12,363
                                                                     --------                    --------
                                                                     $280,542                    $220,399
                                                                     ========                    ========


NOTE 4 - ACQUISITION OF COMPANY

         On June 30, 2003, the Company (through El-Op) acquired all of the outstanding ordinary shares of Optronics Instruments & Products N.V. (O.I.P.), a company registered in Belgium, in consideration for Euro
         1.6 million ($1,846) in cash. The acquisition was accounted for by the purchase method of accounting.

         O.I.P. develops, manufactures and supports electro-optical products, mainly for the defense and space markets.

         The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

             Current assets                                            $6,896
             Property and equipment                                       168
             Deferred tax assets                                        1,700
                                                                       ------
                Total assets acquired                                   8,764

             Current liabilities                                       (6,918)
                                                                       ------
             Net assets acquired                                       $1,846
                                                                       ======

                               ELBIT SYSTEMS LTD.
                              AND ITS SUBSIDIARIES

                       NOTES TO THE CONSOLIDATED FINANCIAL
                         STATEMENTS - UNAUDITED (CONT.)

NOTE 5 - STOCK-BASED COMPENSATION

         The Company has elected to follow Accounting Principles Board Opinion No. 25, ("APB 25") "Accounting for Stock Issued to Employees" and the FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plans. According to APB 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the exercise price.

         The following pro forma information presents the effect on the Company's consolidated stock-based employee compensation expense, net income and earnings per share as if the fair value based method provided under FASB Statement No. 123 ("SFAS 123") had been applied to all outstanding awards in each period.

         Under SFAS 123, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model.



                                                       NINE MONTHS ENDED            THREE MONTHS ENDED             YEAR ENDED
                                                          SEPTEMBER 30,                SEPTEMBER 30,               DECEMBER 31,
                                                  -----------------------------    ---------------------------     -----------
                                                      2003              2002          2003          2002               2002
                                                  -------------      ----------    -----------      ----------     -----------
                                                          (UNAUDITED)                  (UNAUDITED)              (AUDITED)
                                                               472                                         5

Net income as reported                            $      33,472      $   31,986     $   12,006      $   15,504      $   45,113

Stock- based compensation expense
  (income), net of related tax effects as
  reported                                                2,710            (687         (2,427)           (209)           (767)
Stock- based compensation expense  under fair
 value based method of SFAS 123,
  net of  related tax effects                            (2,217)         (2,161           (739)           (720)         (3,059)
                                                  -------------      ----------    -----------      ----------      ----------

Pro forma net income                              $      33,965      $   29,138    $     8,840      $   14,575      $   41,287
                                                  =============      ==========    ===========      ==========      ==========

Basic earnings per share as reported              $        0.86      $     0.83    $      0.31      $     0.40      $     1.17
                                                  =============      ==========    ===========      ==========      ==========

Pro forma basic earnings per share                $        0.87      $     0.76    $      0.23      $     0.38      $     1.07
                                                  =============      ==========    ===========      ==========      ==========

Diluted earnings per share as reported            $        0.83      $     0.80    $      0.30      $     0.39      $     1.13
                                                  =============      ==========    ===========      ==========      ==========

Pro forma diluted earnings per share              $        0.84      $     0.70    $      0.22      $     0.37      $     1.04
                                                  =============      ==========    ===========      ==========      ==========


                               ELBIT SYSTEMS LTD.
                              AND ITS SUBSIDIARIES

                       NOTES TO THE CONSOLIDATED FINANCIAL
                         STATEMENTS - UNAUDITED (CONT.)

NOTE 6 - RECONCILIATION TO ISRAELI GAAP

         As described in Note 1, the Company prepares its financial statements in accordance with U.S. GAAP. See Note 26 to the 2002 annual financial statements for a description of the differences between US GAAP and Israeli GAAP in respect of the Company. The effects of the differences between US GAAP and Israeli GAAP on the Company's financial statements are detailed below.

         1. Effect on net income and earnings per share

                                                                 Nine months ended              Year ended
                                                                   September 30,               December 31,
                                                                2003          2002                 2002
                                                                    (Unaudited)                 (Audited)
         Net income as reported according to U.S. GAAP         $33,472     $31,986              $45,113
              Adjustments to Israeli GAAP                          847      (3,163)              (4,227)
                                                               -------      -------              -------
         Net income according to Israeli GAAP                  $34,319      $28,823              $40,886
                                                               =======      =======              =======


         2. Effect on shareholders' equity

                                                                                                        As per
                                                                   As reported       Adjustments     Israeli GAAP
                                                                   -----------       -----------     ------------
            As of September 30, 2003 (Unaudited)
              Shareholders' equity                                    $442,135            $(10,706)       $431,429
                                                                      ========            ========        ========

            As of December 31, 2002 (Audited)
              Shareholders' equity                                    $411,361            $(11,076)       $400,285
                                                                      ========            ========        ========




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